Capped Autocallable Return Enhanced Notes Linked to the TOPIX® Index due April 30, 2013

J.P.Morgan

The notes are designed for investors who seek early exit prior to maturity at a premium if, on any Review Date, the TOPIX® Index is at or above the Call Level applicable to that Review Date. If the notes are not automatically called, investors may lose some or all of their principal. Investors in the notes should be willing to accept this risk of loss and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are automatically called.

Trade Details/Characteristics

Reference Index:	The TOPIX® Index (the "Index")
Upside Leverage Factor:	200%
Maximum Return:	7.600% For example, if the Index Return is equal to or greater than 3.80%, you will receive the Maximum Return of 7.600%, which entitles you to a maximum payment at maturity of $1,076.00 per $1,000 principal amount that you hold.
Call Level:	103.80% of the Initial Index Level for each Review Date
Index Return:	(Ending Index Level – Initial Index Level) / Initial Index Level
Initial Index Level:	The Index closing level on the pricing date
Ending Index Level:	The arithmatic average of the Index closing levels on the Ending Averaging Dates (April 21, 2014, April 22, 2014, April 23, 2014, April 24, 2014 and April 25, 2014)
Automatic Call	If the Index closing level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note based on the call premium.
Payment if Called	For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium amount of at least $76.00 (equal to the call premium of at least 7.60% x $1,000) if automatically called on any of the Review Dates.
Payment at Maturity:	If the notes have not been automatically called and the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 2, subject to the Maximum Return. Accordingly, if the Ending Index Level is greater than the Initial Index Level, your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + [$1,000 × (Index Return x 2)], subject to the Maximum Return If the notes have not been automatically called and the Ending Index Level is equal to the Initial Index Level, you will receive the principal amount of your notes at maturity. If the notes have not been automatically called and the Ending Index Level is less than the Initial Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level, and your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 × Index Return) *If the notes have not been automatically called and the Ending Index Level is less than the Initial Index Level, you will lose some or all of your initial investment at maturity.*
Pricing Date:	April 12, 2013
Review Dates:	July 25, 2013 (first Review Date), October 24, 2013 (second Review Date), January 23, 2014 (final Review Date)

***The actual call premium amount and call premium will be determined on the pricing date but will not be less than $76.00 and 7.60%, respectively**

Hypothetical Return for the Notes


First 3 Review Dates
Compare the Closing Index Level to the Initial Index Level and the Call Level until the final review date or any automatic call.
If the closing level of the index is greater than or equal to the Call Level
Automatic Call
If on any of the Review Dates the Index Level is equal to or greater than the Call Level, you will receive your initial investment plus the call premium (equal to the Max Return) regardless of Index appreciation
If the Ending Index Level is below the Call Level
No Automatic Call
Ending Index Level is greater than the Initial index Level but less than the Call Level
Payout at Maturity is principal plus the Index return times 2
Ending Index Level less than the Initial index Level
Payout at Maturity is equal to your principal minus the Index Return

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used herein is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.

Each hypothetical total return or hypothetical payment at maturity set forth above and below assumes an Initial Index Level of 1070.00 and a Maximum Return of 7.600%.

Risk Considerations

- Your investment in the notes may result in a loss of some or all of your principal.
- The appreciation potential of the notes is limited, and you will not participate in any appreciation in the level of the Index above the Maximum Return.
- Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. Their interests may be adverse to your interests.
- The averaging convention used to calculate the Ending Index Level could limit returns.
- Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.
- No ownership or dividend rights in the Reference Index.
- Lack of liquidity - J.P. Morgan Securities LLC ("JPMS") intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.
- Many economic factors, such as actual or expected Index volatility, time to maturity, the dividend rate on the equity securities underlying the Index, interest rates generally and creditworthiness of JPMorgan Chase & Co. will impact the value of the notes prior to maturity.
- Limited Return on the Notes
- Reinvestment Risk
- Potential for early exit and 7.6% return on any Review Date requires the the Index to appreciate by 3.80%
- Non-U.S. Securities risk
- No Direct Exposure to fluctuations in

Hypothetical Examples of Amounts Payable at Maturity

Ending Index Level	Index Return	Total Return on Notes
1,926.00	80.000%	7.600%
1,391.00	30.000%	7.600%
1,284.00	20.000%	7.600%
1,230.50	15.000%	7.600%
1,177.00	10.000%	7.600%
1,151.32	7.600%	7.600%
1,110.66	3.800%	7.600%
1,123.50	5.000%	7.600%
1,080.70	1.000%	2.000%
1,070.00	0.000%	0.000%
1,016.50	-5.000%	-5.000%
963.00	-10.000%	-10.000%
909.50	-15.000%	-15.000%
749.00	-30.000%	-30.000%
428.00	-40.000%	-40.000%
535.00	-50.000%	-50.000%
107.00	-90.000%	-90.000%
0.00	-100.000%	-100.000%

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement, underlying supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.
Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.
This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Filed pursuant to Rule 433
Registration Statement No. 333-177923
Dated: April 08, 2013

Risk Considerations

The risk considerations identified below are not exhaustive. Please see the accompanying termsheet, product supplement and underlying supplement for a more detailed discussion of risks, conflicts of interest and tax consequences associated with an investment in the notes.

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS OF SOME OR ALL OF YOUR PRINCIPAL — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. If the notes have not been automatically called and Ending Index Level is less than the Initial Index Level you will lose some or all of your initial investment at maturity. For every 1% that the Ending Imdex Level is less than the Initial Index Level, you willl lose an amount equal to 1% of the principal amount of your notes.

LIMITED RETURN ON THE NOTES — If the notes are automatically called, your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this term sheet, regardless of the appreciation in the Index, which may be significant. Because the Index closing level at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index.

YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the notes have not been automatically called and the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus, if the notes are not called early, an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this predetermined percentage as the Maximum Return, which is 7.60%.

CREDIT RISK OF JPMORGAN CHASE & CO. —The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of your notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. 4-I for additional information about these risks.

REINVESTMENT RISK — If your notes are automatically called early, the term of the notes may be reduced to as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the maturity date.

POTENTIAL FOR EARLY EXIT AND 7.6% RETURN ON ANY REVIEW DATE REQUIRES THE INDEX TO APPRECIATE BY AT LEAST 3.80% — The Call Level for each of the Review Dates is set at 103.80% of the Initial Index Level. Accordingly, the Index must have appreciated by at least 3.80% from the Initial Index Level on any Review Date in order for you to receive the call premium on any Call Settlement Date.

THE AVERAGING CONVENTION USED TO CALCULATE THE ENDING INDEX LEVEL COULD LIMIT RETURNS — Your investment in the notes may not perform as well as an investment in an instrument that measures the point-to-point performance of the Index from the pricing date to the ending averaging date. Your ability to participate in the appreciation of the Index may be limited by the 5-day-end-of-term averaging used to calculate the Ending Index Level, especially if there is a significant increase in the index closing level on the ending averaging date. Accordingly, you may not receive the benefit of the full appreciation of the Index between the pricing date and the Final Ending Averaging Date.

CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY —While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

NON-U.S. SECURITIES RISK — The equity securities that compose the Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the equity securities underlying the Index are based, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including the actual and expected volatility in the Index; time to maturity of the notes; the dividend rate of the equity securities underlying the Index; interest and yield rates in the market generally; a variety of economic, political, regulatory and judicial events; the exchange rate and volatility of the exchange rate between the U.S. dollar and the Japanese yen; and the creditworthiness of JPMorgan Chase & Co., including actual or anticipated downgrades in our credit ratings.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Calculations and determinations will be made in the sole discretion of JPMS, as calculation agent, and may be potentially adverse to your interests as an investor in the notes.

J.P.Morgan